UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER SECURITIES EXCHANGE ACT OF 1934

For the month of November 2021

Commission File No. 001-39000

Vista Oil & Gas, S.A.B. de C.V.

(Exact Name of the Registrant as Specified in the Charter)

N.A.

(Translation of Registrant’s Name into English)

Calle Volcán 150, Floor 5

Colonia Lomas de Chapultepec, Alcaldía Miguel Hidalgo

Mexico City, 11000

Mexico

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐                     No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Mexico City, Mexico, November 12, 2021

REMOTE ACCESS TO THE ORDINARY GENERAL SHAREHOLDERS’

MEETING TO BE HELD ON DECEMBER 14, 2021

We at Vista Oil & Gas, S.A.B. de C.V. (“Vista”) are contributing to stop the spread of the SARS-CoV2 virus (“COVID-19”) pandemic in Mexico. Therefore, committed to the safety and well-being of our shareholders, our employees and our community, and to comply with the measures suggested by the Mexican health authorities, we have determined that in addition to Vista’s Ordinary Shareholders’ Meeting to be held on December 14, 2021 at the Company’s registered office and at the address indicated for such purpose in the call for such meeting, we will also provide to our shareholders and/or their representatives remote access through telematic means to Vista’s Ordinary General Shareholders’ Meeting; provided, that such shareholders shall attend such meeting in accordance with the terms set forth in such call and applicable law.

The information for gaining access to such telematic platform will be provided together with the processing of the assistance passes requested by the shareholders under the terms set forth in the call for the shareholders’ meeting. Please contact us at ir@vistaoilandgas.com and paseasambleasvista@creel.mx for any further information.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 12, 2021

VISTA OIL & GAS, S.A.B. DE C.V.

By:	/s/ Alejandro Cherñacov
Name:	Alejandro Cherñacov
Title:	Strategic Planning and Investor Relations Officer